March 26, 2019

E. Kevin Hrusovsky
Chairman, President and Chief Executive Officer
Quanterix Corporation
113 Hartwell Avenue
Lexington, MA 02421

       Re: Quanterix Corporation
           Registration Statement on Form S-3
           File No. 333-230399
           Filed March 19, 2019

Dear Mr. Hrusovsky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.




                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    William T. Whelan, Esq.